Exhibit 99.1

August 4, 2022

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2022 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, on Wednesday, September 14, 2022, at 5:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors of the Company (the “Board of Directors”);
2.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Company’s Audit Committee, to determine the remuneration thereof in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Tuesday, August 9, 2022, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and attendance in person may otherwise be subject to certain restrictions of the Israeli Ministry of Health, to the extent any such restrictions are imposed. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share of the Company  (“Ordinary Shares”) are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she holds Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any shareholder giving a proxy has the right to revoke it as specified in this proxy statement.

Joint holders of Ordinary Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 5:00 PM Israel time on September 13, 2022), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 11:00 AM Israel time on September 14, 2022).

By Order of the Board of Directors,
/s/ Mr. Paul Sekhri
Paul Sekhri
Chairman of the Board of Directors
Holon, Israel
August 4, 2022

- ii -

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg. D

Holon, Israel

2022 Annual General Meeting of Shareholders

To be Held on September 14, 2022

This proxy statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares”) of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2022 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on Wednesday, September 14, 2022, at 5:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors.

2.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022, and until the next annual general of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Company’s Audit Committee (the “Audit Committee”), to determine the remuneration thereof in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021. This item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and attendance in person may otherwise be subject to certain restrictions of the Israeli Ministry of Health, to the extent any such restrictions are imposed. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Tuesday, August 9, 2022, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the TASE, and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Joint holders of Ordinary Shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty-four (24) hours prior to the time of the Meeting (i.e., 5:00 PM Israel time on September 13, 2022), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 11:00 AM Israel time on September 14, 2022).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Wednesday, September 21, 2022, at the same time and place. At such adjourned meeting, any two shareholders present in person, by proxy or by voting through the Electronic Voting System, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
 SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of July 31, 2022 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of July 31, 2022.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	9,222,415	10.6%
Nikko Asset Management Co., Ltd.(3)	6,998,382	8.1%
Sumitomo Mitsui Trust Holdings, Inc.(4)	6,998,382	8.1%
Brisol-Myers Squibb Company(5)	4,757,058	5.5%
Dr. Anat Cohen-Dayag(6)	992,372	1.13%
All Office Holders, including directors, as a group (consists of 15 persons)	3,165,565	3.53%

(1)	Based upon 86,624,643 Ordinary Shares issued and outstanding as of July 31, 2022.

(2)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 9, 2022. With respect to the Ordinary Shares reported in its Schedule 13G/A, ARK Investment Management LLC, or ARK, indicated as having (i) sole voting power with respect to 8,879,327 Ordinary Shares, (ii) shared voting power with respect to 210,870 Ordinary Shares, (iii) sole dispositive power with respect to 9,222,415 Ordinary Shares, and (iv) no shared dispositive power with respect to Ordinary Shares. Furthermore, in such filing ARK indicated aggregate beneficial ownership of 9,222,415 Ordinary Shares. The address of the principal business office of ARK is 3 East 28th Street, 7th Floor, New York, NY 10016.

(3)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 14, 2022. With respect to the Ordinary Shares reported in the Schedule 13G/A, Nikko Asset Management Americas, Inc., or Nikko, indicated as having (i) no sole voting or dispositive power with respect to Ordinary Shares, (ii) shared voting power with respect to 5,851,942 Ordinary Shares, and (iii) shared dispositive power with respect to 6,998,382 Ordinary Shares. Furthermore, in such filing Nikko indicated aggregate beneficial ownership of 6,998,382 Ordinary Shares. The address of the principal business office of Nikko is 605 Third Avenue, 38th Floor, New York, NY 10158.

(4)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 4, 2022. With respect to the Ordinary Shares reported in the Schedule 13G/A, Sumitomo Mitsui Trust Holdings, Inc., or Sumitomo, indicated as having (i) no sole voting or dispositive power with respect to Ordinary Shares and (ii) shared voting power and dispositive power with respect to 6,998,382 Ordinary Shares. Furthermore, in such filing Sumitomo indicated aggregate beneficial ownership of 6,998,382 Ordinary Shares. The address of the principal business office of Sumitomo is 1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board of Directors, the Company defines an additional eight individuals to be Office Holders.

(5)
Based upon information provided by the shareholder in its Form 13G filed with the SEC on November 19, 2021, and confirmation by the shareholder that such information is true and correct as of the date of our Annual Report on Form 20-F/A for the year ended December 31, 2021, filed with the SEC on February 28, 2022 (File No. 000-30902) (the “2021 Form 20-F”). With respect to the Ordinary Shares reported in its Schedule 13G, Bristol-Myers Squibb Company, or BMS, indicated as having (i) sole voting power and dispositive power with respect to 4,757,058 Ordinary Shares, and (ii) no shared voting power nor shared dispositive power with respect to Ordinary Shares. Furthermore, in such filing BMS indicated aggregate beneficial ownership of 4,757,058 Ordinary Shares. The address of the principal business office of BMS is 430 East 29th Street, New York, NY 10016.

(6)	Includes (i) 56,122 Ordinary Shares held by Dr. Cohen-Dayag, and (ii) 936,250 Ordinary Shares subject to options that are exercisable within 60 days after July 31, 2022.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our 2021 Form 20-F.

ITEM NO. 1

RE-ELECTION OF SEVEN (7) DIRECTORS

Background

The Articles provide that the number of directors to serve on our Board of Directors shall be no less than five (5) and no more than fourteen (14).

The Board of Directors is currently comprised of seven (7) members, all of whom have a serving term that expires at the end of the Meeting, and all of whom stand for re-election for an additional term of service.

Directors are generally elected at each annual general meeting of the Company’s shareholders for a term starting at such meeting and ending at the conclusion of the next annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. In accordance with our Articles, directors may also be appointed by our Board of Directors in between annual general meetings of the Company’s shareholders.

General

Election

At the Meeting, all of the Company’s incumbent seven (7) directors are nominated for re-election. Following the recommendation of our Nomination and Corporate Governance Committee to the Board of Directors in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (“Nasdaq Rules”), it is proposed that Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven (who was appointed by the Board of Directors in March, 2022 to replace Dr. Jean-Pierre Bizzari, who retired from service on the Board of Directors), Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be re-elected as directors. If re-elected, each director nominee will serve for a term ending on the date of the 2023 annual general meeting of the Company’s shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for re-election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. Other than Dr. Cohen-Dayag, our President and Chief Executive Officer, none of the director nominees has any relationship with the Company. Accordingly, our Board of Directors determined that all of the director nominees, except for Dr. Cohen-Dayag, qualify as “independent directors,” as defined by Nasdaq Rules. In addition, in accordance with our Board of Directors’ decision in 2018 to adopt certain relief for companies whose shares are listed for trading in certain foreign stock exchanges, including the Nasdaq Stock Exchange, pursuant to which, if a nominee for service as a director meets the qualification criteria for being classified as an independent director in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent director in accordance with the Companies Law. Accordingly, our Audit Committee classified each of our director nominees, except for Dr. Cohen-Dayag, as independent directors in accordance with the Companies Law.

Furthermore, each of the members of the Audit Committee is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Rules. Additionally, all such members are financially literate under the applicable rules and regulations of the SEC and Nasdaq Rules and each of whom is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Rules.

The Company is not aware of any reason why any of the director nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the year in which such director was first elected to the Board of Directors, the age of such director as of July 31, 2022 and his or her service as an executive officer of the Company or as a member of a committee of the Board of Directors are as follows:

Name	Age	Year of First Election	Positions
Paul Sekhri(3)(4)	64	2017	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	55	2014	President and Chief Executive Officer, Director
Eran Perry(1)(2)(4)	51	2019	Director
Gilead Halevy(2)(4)	55	2018	Director (Chairman of the Audit Committee)
Mathias (Math) Hukkelhoven, Ph.D.(4)	68	2022	Director
Kinneret Livnat Savitzky, Ph.D.(1)(3)(4)	55	2018	Director
Sanford (Sandy) Zweifach(1)(2)(3)(4)	66	2018	Director (Chairman of the Compensation Committee)

____________________
(1)	Member of our Compensation Committee
(2)	Member of our Audit Committee (and audit committee financial expert, as defined by the SEC rules, with requisite financial experience required under the applicable Nasdaq Rules)
(3)	Member of our Nomination and Corporate Governance Committee
(4)	Independent Director

All of the Company’s incumbent directors (except for Dr. Math Hukkelhoven who was appointed by the Board of Directors in March 2022 to replace Dr. Jean-Pierre Bizzari, as mentioned above) were elected with the support of approximately 90% or more of our Ordinary Shares voted at the annual general meeting of the Company’s shareholders for 2021, held on September 2, 2021 (the “2021 AGM”).

Since the 2021 AGM, each current member of the Board of Directors who was previously elected at the 2021 AGM attended at least 89% of the meetings of the Board of Directors and its committees on which such member served during such time.

The following are brief biographies of each of the seven (7) director nominees, based upon our records and information furnished to us by them:

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Mr. Sekhri serves as the President and Chief Executive Officer of vTv Therapeutics Inc. Prior to joining vTv Therapeutics Inc., from January 2019 until April 2022, Mr. Sekhri served as the President and CEO of eGenesis, Inc. and from February 2015 through December 2018 he served as President and CEO of Lycera Corp. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of vTv Therapeutics Inc., Spring Discovery, Inc., eGenesis, Inc., Veeva Systems Inc., Ipsen S.A., Chairman of the Board of Directors of Pharming N.V. and of Longboard Pharmaceuticals, Inc. Additionally, Mr. Sekhri is the Chairman of the Board of The Knights, and a member of the Board of The Metropolitan Opera. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall, where he established the Life Sciences Council of Carnegie Hall.

Dr. Anat Cohen-Dayag joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag is a member of the Board of Directors of Gamida Cell Ltd. and Pyxis Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel.

Eran Perry joined Compugen’s Board of Directors in July 2019.  Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, a dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Musli Thyropeutics, ICD Pharma, Seanergy Dermatology, Follicle Pharma and Upstream Bio. Mr. Perry also serves on the board of directors of MyBiotics Pharma and Noon Aesthetics. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (“IHCV”) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology. Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of Carmel Wineries, Continuity Software Ltd., Zriha Hlavin Industries Ltd. and a director of S. AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Mathias (Math) Hukkelhoven joined Compugen’s Board of Directors in March 2022. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Math has been a consultant for several biotech companies, R&D Strategy Advisor for LianBio and Senior Advisor for McKinsey and on July 1, 2022 he joined the Board of Directors of Centessa Pharmaceuticals plc. Math joined Bristol Myers Squibb in March 2010 as the Senior Vice President, Global Regulatory, Safety & Biometrics and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. He was accountable for setting regulatory strategy and driving execution of global regulatory and pharmacovigilance plans for Bristol Myers Squibb. He led the regulatory and development efforts across the product development and commercialization process to ensure optimal regulatory strategy and interactions at each step of the process – research and development, manufacturing, and commercialization. Prior to joining Bristol Myers Squibb, Math held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Math received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Dr. Livnat Savitzky currently serves as a managing partner at Team8 and Director at Team8 Health, Partner 1 GP Ltd.  Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: Ramot (TTO of Tel-Aviv University), Nutritional Growth Solutions Ltd., DreaMed Diabetes Ltd., Biomica Ltd. and two portfolio companies of FutuRx. Between 2017 and 2021 she served as the CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation, Takeda Ventures Inc., and LEAPS, the venture arm of Bayer. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others. Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently Mr. Zweifach serves as an Executive Chairman of the Board of Directors of Kaerus Bioscience, Chairman of the Board of Directors of Carisma Therapeutics, Inc., Chair of the Business Advisory Board of IMIDomics, S.L. and as a member of the Board of Directors of Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Directors’ Compensation

Compensation to our Non-Executive Directors (other than the Chairman of the Board of Directors, Mr. Paul Sekhri)

As approved by the Company’s shareholders on August 6, 2018, each of our non-executive directors, whether currently in office or appointed in the future, excluding the Chairman of the Board of Directors (each, a “non-executive director”) is entitled to the following compensation: (a) (i) an annual fee of $45,000 and an additional annual amount for service as a member of each of the Company’s board committees (up to $2,500 for service as a member of a committee and up to $5,000 for service as a chairman of a committee); and (ii) an annual grant of options to purchase Ordinary Shares, with a one-time grant of 35,000 options in the first year of service (the “Initial Option Grant”) and an additional annual grant of 10,000 options in each of the following years of service (the “Annual Option Grant”). The grant date of each Initial Option Grant is the date of appointment for service as director, whether initially appointed by the Board of Directors or by the general meeting of the Company’s shareholders, with an exercise price equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of initial appointment to serve on the Board of Directors. The grant date of each Annual Option Grant is such date on which the Board of Directors approves the annual option grants to other Office Holders (provided that the service as director continues at the time of each grant), and the exercise price equals to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to such Board of Directors approval. All such grants vest over a four-year period as follows: 25% of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted, and an additional 6.25% of the options granted vest each quarter thereafter for the next thirty-six (36) months. Other than as described herein, both the Initial Option Grants and the Annual Option Grants are subject to the terms and conditions of the Company’s 2010 Share Incentive Plan, as amended (the “2010 Plan”), or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these options would be granted, and will expire ten years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan.

Notwithstanding the terms of the relevant equity-based plan, all options granted to non-executive directors shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant equity-based plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961, under the capital gains route.

At the Company’s 2020 Annual General Meeting of Shareholders (the “2020 AGM”), our shareholders approved, following the approvals of the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors, and consistent with the Company’s compensation policy, as most recently amended at the 2020 AGM (the “Compensation Policy”), that instead of an Annual Option Grant, the Compensation Committee and the Board of Directors may issue to all non-executive directors RSUs or other equity awards which are not options (“Other Equity”), in which case the Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the Compensation Committee and Board of Directors approve the grant of 4,000 RSUs to the non-executive directors, the relevant annual equity grant will be comprised of a total of 6,000 units, out of which 4,000 will be RSUs and 2,000 will be options). The provisions relating to vesting, acceleration and exercise period applicable to options, as specified above, shall apply to Other Equity that may be granted, mutatis mutandis.

In accordance with the above-mentioned terms, our Compensation Committee and Board of Directors, in their separate meetings held on March 21, 2022, and March 24, 2022, respectively, resolved to grant to each of our non-executive directors (including Mr. Paul Sekhri, as specified below, but excluding Dr. Mathias Hukkelhoven who was granted with 35,000 options upon his appointment on March 1, 2022), 10,000 options with an exercise price of $3.24 per Ordinary Share. Such grant is in line with the Compensation Policy and does not require shareholder approval.

Compensation to Mr. Paul Sekhri, the Company’s Chairman of the Board of Directors, a Non-Executive Director

Subject to his re-election for service as director at the Meeting, Mr. Paul Sekhri is entitled to an annual cash fee in the amount of $150,000 for his service as the Company’s non-executive chairman of the Board of Directors (with no fees for participation in meetings of the Board of Directors and its committees).

In addition, in October 2017, Mr. Sekhri was granted with a one-time grant of options to purchase 500,000 Ordinary Shares, all of which are vested as of the date of this proxy statement. These options are subject to the terms and conditions applicable to options granted under the 2010 Plan, and will expire ten years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan. The acceleration provisions applicable to options granted to other non-executive directors specified above apply to the options granted to Mr. Sekhri.

At the 2020 AGM, our shareholders approved, following the approvals of the Compensation Committee and the Board of Directors, and consistent with our Compensation Policy, that Mr. Sekhri, in his role as the non-executive Chairman of the Board of Directors, shall be entitled to an annual option grant of 10,000 options to purchase Ordinary Shares each year (the “Chairman’s Annual Option Grant”), starting from 2020 and for each of the following years of service, similar to the terms of the Annual Option Grant to the other non-executive directors as specified above.

Furthermore, as approved for the other non-executive directors, instead of the Chairman’s Annual Option Grant, the Compensation Committee and the Board of Directors may issue to Mr. Sekhri Other Equity, in which case the Chairman’s Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards, such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded as specified above with respect to other non-executive directors. The provisions relating to vesting, acceleration and exercise period applicable to the options, as specified above, shall apply to Other Equity that may be granted as set forth above, mutatis mutandis.

In accordance with the above-mentioned terms, our Compensation Committee and Board of Directors, in their separate meetings held on March 21, 2022, and March 24, 2022, respectively, resolved to grant Mr. Paul Sekhri 10,000 options with an exercise price of $3.24 per Ordinary Share. Such grant is in line with the Compensation Policy and does not require shareholder approval.

For more information relating to the compensation paid to our directors, including insurance coverage, indemnification and exemption, see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our 2021 Form 20-F.

If re-elected, in consideration for their service, our director nominees shall be entitled to the compensation specified herein.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that each of Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Mathias Hukkelhoven, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be, and he or she is hereby, re-elected to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2023 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

Election of each of the director nominees will be voted upon separately at the Meeting.

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by voting through the Electronic Voting System, is required for the approval of the re-election of each of the above director nominees.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of the Company’s shareholders.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board of Directors, following approval and recommendation by the Audit Committee. The Audit Committee and the Board of Directors have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2021 and 2020 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2021 and 2020:

	2021	2020
Audit Fees	$133,000	$133,000
Audit Related Fees	$25,000	$75,000
Tax Fees	$4,500	$4,500
All Other Fees	$2,500	$2,500
Total	$165,000	$215,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in years 2021 and 2020 were consultancy relating to withholding tax on payments to foreign suppliers and annual Israeli tax reports; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

 It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the remuneration thereof in accordance with the volume and nature of its services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2021

At the Meeting, you will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.  This item will not involve a vote of the shareholders.

Our 2021 consolidated financial statements, as well as our 2021 Form 20-F for the year ended December 31, 2021, as amended (filed with the SEC on February 28, 2022), may be viewed on our website at https://ir.cgen.com/overview/default.aspx, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the TASE at http://maya.tase.co.il. None of the audited consolidated financial statements, 2021 Form 20-F or the contents of our website forms part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Paul Sekhri
Paul Sekhri
Chairman of the Board of Directors
Holon, Israel
August 4, 2022

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 14, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) hereby appoint(s) Anat Cohen-Dayag and Eran Ben Dor, or any one of them, as proxies, each with the power to appoint her or his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares, New Israeli Shekels 0.01 nominal (par) value per share (the “Ordinary Shares”) of Compugen Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 5:00 p.m. (Israel time), on Wednesday, September 14, 2022, at the offices of the Company, 26 Harokmim Street, Bldg. D, Holon, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

SEPTEMBER 14, 2022

Please complete, sign, date and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

1.        To re-elect each of the seven (7) directors specified below to serve as a member of the Board of Directors of the Company to hold office until immediately following the annual general meeting of the Company’s shareholders for 2023 and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Israeli Companies Law, 5759-1999 and the Articles of Association of the Company
	FOR	AGAINST	ABSTAIN
Paul Sekhri	☐	☐	☐
Anat Cohen-Dayag, Ph.D.	☐	☐	☐
Eran Perry	☐	☐	☐
Gilead Halevy	☐	☐	☐
Mathias Hukkelhoven, Ph.D.	☐	☐	☐
Kinneret Livnat Savitzky, Ph.D.	☐	☐	☐
Sanford (Sandy) Zweifach	☐	☐	☐

2.       To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

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Signature of Shareholder _______________________________  Date ______________

Signature of Shareholder _______________________________  Date ______________

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